EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in thousands)	2006	2005	2004
I. Earnings:
Net income	$18,456	$16,176	$16,176
Fixed charges excluding preferred stock dividends	—	—	—

Earnings before fixed charges	$18,456	$16,176	$16,176

II. Fixed charges:
Preferred stock dividends	$14,252	$14,252	$14,252

III. Ratios of earnings to fixed charges	1.30x	1.13x	1.13x